HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2024 and 2023

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and nine months ended September 30, 2024, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2023. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and nine months ended September 30, 2024, based on information available to management as of November 6, 2024.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2024	2023	Change	2024	2023	Change
Revenues	2,181	1,923	13.4%	6,358	5,833	9.0%
Purchased power	1,047	854	22.6%	3,083	2,662	15.8%
Revenues, net of purchased power[1]	1,134	1,069	6.1%	3,275	3,171	3.3%
Operation, maintenance and administration (OM&A) costs	283	283	—%	903	928	(2.7%)
Depreciation, amortization and asset removal costs	261	245	6.5%	772	739	4.5%
Financing charges	154	142	8.5%	456	417	9.4%
Income tax expense	59	37	59.5%	169	169	—%
Net income attributable to common shareholder of Hydro One	374	359	4.2%	967	911	6.1%

Basic earnings per common share (EPS)	$2,629	$2,524	4.2%	$6,798	$6,405	6.1%

Net cash from operating activities	616	622	(1.0%)	1,897	1,596	18.9%
Funds from operations (FFO)[1]	640	622	2.9%	1,762	1,669	5.6%

Capital investments	770	633	21.6%	2,256	1,769	27.5%
Assets placed in-service	593	681	(12.9%)	1,352	1,324	2.1%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,694	22,588	0.5%	21,080	20,916	0.8%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,691	7,225	6.4%	23,274	22,579	3.1%

As at	September 30, 2024	December 31, 2023
Debt to capitalization ratio[2]	56.8%	56.1%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power, and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the electricity transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximate 66% interest in B2M Limited Partnership (B2M LP) and an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP).
Hydro One’s distribution business consists of the electricity distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
The other segment consists of certain corporate activities and is not rate-regulated.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
For the nine months ended September 30, 2024 and 2023, Hydro One's segments accounted for the Company's total revenues, as follows:

Nine months ended September 30	2024	2023
Transmission	28%	29%
Distribution	72%	71%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the nine months ended September 30, 2024 and 2023 as follows:

Nine months ended September 30	2024	2023
Transmission	54%	54%
Distribution	46%	46%
As at September 30, 2024 and December 31, 2023, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	September 30, 2024	December 31, 2023
Transmission	60%	60%
Distribution	39%	39%
Other	1%	1%
RESULTS OF OPERATIONS
Net Income
Net income attributable to the common shareholder for the quarter ended September 30, 2024 of $374 million is an increase of $15 million, or 4.2%, compared to the same period in 2023. Significant influences on the change in net income attributable to common shareholder of Hydro One included:
•higher revenues, net of purchased power,1 resulting from an increase in transmission and distribution revenues due to Ontario Energy Board (OEB) approved 2024 rates as well as higher average monthly peak demand and higher energy consumption.
•higher income tax expense primarily due to lower deductible timing differences and higher pre-tax earnings, adjusted for net income neutral items.
•higher financing charges attributable to higher interest on long-term debt, partially offset by lower average volume of short-term notes outstanding and higher capitalized interest.
•higher depreciation, amortization and asset removal costs primarily due to growth in capital assets as the Company continues to place new assets in-service and higher asset removal costs, partially offset by lower amortization of regulatory assets.
Net income attributable to the common shareholder for the nine months ended September 30, 2024 of $967 million is $56 million, or 6.1%, higher compared to the same period in 2023. Year-to-date results were impacted by similar factors as noted above. While net income neutral, the year-to-date results were also impacted by the cessation of the OEB-approved recovery of deferred tax asset (DTA) amounts previously shared with ratepayers (DTA Recovery Amounts) on June 30, 2023 (see section “Regulation - Deferred Tax Asset” for further details) which resulted in a decrease in revenue that has been offset by lower income tax expense.
Revenues

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2024	2023	Change	2024	2023	Change
Transmission	630	594	6.1%	1,766	1,710	3.3%
Distribution	1,551	1,329	16.7%	4,592	4,123	11.4%
Total revenues	2,181	1,923	13.4%	6,358	5,833	9.0%

Transmission	630	594	6.1%	1,766	1,710	3.3%
Distribution revenues, net of purchased power[1]	504	475	6.1%	1,509	1,461	3.3%
Total revenues, net of purchased power[1]	1,134	1,069	6.1%	3,275	3,171	3.3%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	22,694	22,588	0.5%	21,080	20,916	0.8%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,691	7,225	6.4%	23,274	22,579	3.1%
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Transmission Revenues
Transmission revenues increased by 6.1% compared to the quarter ended September 30, 2023, primarily due to:
•higher revenues resulting from OEB-approved 2024 rates; and
•higher average monthly peak demand; partially offset by
•net income neutral items, including lower revenue related to the OEB-approved recovery of regulatory assets in the prior period which is offset in OM&A.
Transmission revenues increased by 3.3% compared to the nine months ended September 30, 2023, primarily due to similar factors as noted above, partially offset by lower revenues associated with the cessation of the DTA Recovery period which is offset in income tax expense, and therefore net income neutral.
Distribution revenues
Distribution revenues increased by 16.7% compared to the quarter ended September 30, 2023, primarily due to:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher revenues resulting from OEB-approved 2024 rates; and
•higher energy consumption.
Distribution revenues increased by 11.4% compared to the nine months ended September 30, 2023, primarily due to similar factors as noted above, partially offset by lower revenues associated with the cessation of the DTA Recovery period and lower revenue of Hydro One Remotes, which are offset in income tax expense and OM&A, respectively, and therefore net income neutral.
Distribution revenues, net of purchased power,2 increased by 6.1% and 3.3% compared to the three and nine months ended September 30, 2023, respectively, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs.

OM&A Costs

	Three months ended September 30			Nine months ended September 30
(millions of dollars, except as otherwise noted)	2024	2023	Change	2024	2023	Change
Transmission	119	116	2.6%	362	373	(2.9%)
Distribution	156	164	(4.9%)	521	541	(3.7%)
Other	8	3	166.7%	20	14	42.9%
	283	283	—%	903	928	(2.7%)
Transmission OM&A Costs
Transmission OM&A costs were 2.6% higher than the quarter ended September 30, 2023, primarily due to:
•higher work program expenditures mainly attributable to stations and lines maintenance and vegetation management; partially offset by
•lower OM&A associated with the OEB-approved recovery of historical cost deferrals, which is offset in revenue and therefore net income neutral.
Transmission OM&A costs were 2.9% lower than the nine months ended September 30, 2023, primarily due to the factors noted above further offset by insurance proceeds received in 2024 and lower corporate support costs.
Distribution OM&A Costs
Distribution OM&A costs were 4.9% lower than the quarter ended September 30, 2023, primarily due to:
•lower corporate support costs;
•regulatory adjustments, including the forecasted regulatory recovery of certain costs in accordance with the OEB-approved Getting Ontario Connected Act Variance Account; and
•higher allowance for doubtful accounts; partially offset by
•higher work program expenditures mainly attributable to customer programs and emergency power restoration.
Distribution OM&A costs were 3.7% lower than the nine months ended September 30, 2023, primarily due to similar factors to those noted above, as well as lower fuel costs of Hydro One Remotes, which are fully recovered through revenue and therefore net income neutral.
2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $16 million and $33 million for the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The year-over-year increase in each period is primarily due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs, which are partially offset by lower amortization of regulatory assets.
Financing Charges
Financing charges increased by $12 million and $39 million for the three and nine months ended September 30, 2024, respectively, primarily due to higher interest on long-term debt as a result of higher weighted-average interest rates and higher average debt levels, partially offset by lower average volume of short-term notes outstanding and higher capitalized interest.
Income Tax Expense
Income tax expense of $59 million for the three months ended September 30, 2024, compares to $37 million for the same period in 2023. The $22 million year-over-year increase was primarily due to:
•lower deductible timing differences; and
•higher pre-tax earnings, adjusted for the net income neutral items; partially offset by
•net income neutral items, including OEB-approved recovery of cost deferrals recognized as regulatory assets in prior periods, that are offset by a corresponding reduction in revenue and therefore net income neutral.
Income tax expense of $169 million for the nine months ended September 30, 2024, compares to $169 million for the same period in 2023. The year-over-year change was primarily due to similar factors to those noted above, as well as lower tax expense associated with the cessation of the DTA Recovery period on June 30, 2023, which is offset by a reduction in revenue and therefore net income neutral.
The Company realized an effective tax rate of approximately 13.5% and 14.8% for the three and nine months ended September 30, 2024, respectively, compared to approximately 9.3% and 15.5% in the same periods of 2023. The increase of 4.2% and the decrease of 0.7% in the respective periods was primarily attributable to the factors noted above.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. As at November 6, 2024, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at November 6, 2024, the Company had no preferred shares issued and outstanding.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Revenues	2,181	2,019	2,158	1,966	1,923	1,845	2,065	1,851
Purchased power	1,047	940	1,096	990	854	798	1,010	895
Revenues, net of purchased power[1]	1,134	1,079	1,062	976	1,069	1,047	1,055	956
Net income attributable to common shareholder	374	296	297	181	359	267	285	181

Basic EPS	$2,629	$2,081	$2,088	$1,273	$2,524	$1,877	$2,004	$1,273

Earnings coverage ratio[2]	2.8	2.8	2.8	2.9	3.0	3.1	3.2	3.4
1    Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio, which is calculated on a rolling 12-month basis, is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2024	2023	Change	2024	2023	Change
Transmission	323	331	(2.4%)	677	659	2.7%
Distribution	270	350	(22.9%)	675	665	1.5%
Total assets placed in-service	593	681	(12.9%)	1,352	1,324	2.1%

Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $8 million, or 2.4%, for the quarter ended September 30, 2024, compared to the same period in 2023, primarily due to:
•lower volume of line refurbishments; and
•timing of investments placed in service for information technology initiatives; partially offset by
•investment placed in-service for grid operating and control facilities;
•timing of investments placed in-service for customer-driven work;
•higher volume of wood pole replacements; and
•timing of assets placed in-service for station refurbishments and replacements primarily related to the Porcupine Transmission Station, partially offset by the Bridgman Transmission Station in the second quarter of 2023.
Transmission assets placed in-service increased by $18 million, or 2.7%, for the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to similar factors noted above, as well as the timing of assets placed in-service for station refurbishments and replacements including the Wilson Transmission Station, the Sarnia Scott Transmission Station, and the Beck #2 Transmission Station, partially offset by the Arnprior Transmission Station, the Nanticoke Transmission Station, and assets placed in-service at the Lennox Transmission Station in 2023.
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $80 million, or 22.9%, for the quarter ended September 30, 2024, compared to the same period in 2023, primarily due to:
•timing of investments placed in-service for information technology initiatives; and
•timing of assets placed in-service for system capability reinforcement projects; partially offset by
•higher spend on customer connections;
•higher volume of wood pole replacements; and
•higher spend on minor fixed assets.
Distribution assets placed in-service increased by $10 million, or 1.5%, for the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to:
•higher volume of wood pole replacements;
•higher spend on customer connections;
•higher spend on minor fixed assets;
•timing of investments placed in-service for station refurbishments and replacement; and
•higher volume of storm related asset replacements; partially offset by
•timing of investments placed in-service for information technology initiatives.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Capital Investments
The following table presents Hydro One’s capital investments during the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30			Nine months ended September 30
(millions of dollars)	2024	2023	Change	2024	2023	Change
Transmission
Sustaining	338	293	15.4%	941	761	23.7%
Development	104	65	60.0%	353	232	52.2%
Other	19	26	(26.9%)	90	62	45.2%
	461	384	20.1%	1,384	1,055	31.2%
Distribution
Sustaining	136	96	41.7%	402	289	39.1%
Development	145	121	19.8%	383	351	9.1%
Other	28	32	(12.5%)	87	74	17.6%
	309	249	24.1%	872	714	22.1%
Total capital investments	770	633	21.6%	2,256	1,769	27.5%
Transmission Capital Investments
Transmission capital investments increased by $77 million, or 20.1%, in the third quarter of 2024 compared to the third quarter of 2023, primarily due to:
•investments in the Waasigan Transmission Line attributable to line development and station work;
•higher volume of work on customer connections;
•timing of work on the Third Line Transmission Station and Sault #3 Circuit;
•higher spend on specified equipment to support long-term projects; and
•higher spend on transformer purchases.
Transmission capital investments increased by $329 million, or 31.2%, in the nine months ended September 30, 2024, primarily due to the same factors as noted above, as well as higher volume of station refurbishments and equipment replacements, investments in the new St. Clair Transmission Line and Orillia Distribution Centre, higher volume of wood pole replacements, and higher spend on minor fixed assets.
Distribution Capital Investments
Distribution capital investments increased by $60 million, or 24.1%, in the third quarter of 2024 compared to the third quarter of 2023, primarily due to:
•higher spend on line refurbishments and wood pole replacements;
•higher spend on customer connections;
•investments in the Orillia Operation Centre, Orillia Distribution Center and Orleans Operation Centre;
•investments in Ontario’s broadband initiative;
•higher spend on minor fixed assets; and
•investments in the Advanced Metering Infrastructure 2.0 system; partially offset by
•lower spend on information technology initiatives.
Distribution capital investments increased by $158 million, or 22.1%, in the nine months ended September 30, 2024, primarily due to similar factors noted above as well as higher spend on storm-related asset replacement.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at September 30, 2024:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Chatham to Lakeshore Transmission Line[2]	Southwestern Ontario	New transmission line and station expansion	2024	237	202
East-West Tie Station Expansion[3]	Northern Ontario	New transmission connection and station expansion	2024	191	190
Barrie Area Transmission Upgrade[4]	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2024	125	123
Centennial Transmission Station[5]	Southwestern Ontario	New transmission station and connection	2025	229	37
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	37
Waasigan Transmission Line[6]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	145
St. Clair Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	2028	472	69
Longwood to Lakeshore Transmission Line[8]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[8]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[8]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
North Shore Link[9]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Northeast Power Line[9]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Durham Kawartha Power Line[9]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement[10]	Niagara area Southwestern Ontario	Station sustainment	2024	135	131
Bruce B Switching Station Circuit Breaker Replacement[11]	Tiverton Southwestern Ontario	Station sustainment	2025	185	174
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	159
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	139
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	53
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	77
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	273
Otto Holden Transmission Station Refurbishment	Mattawa Northeast Ontario	Station sustainment	2028	113	22
Merivale Transmission Station Replacement and Upgrades[12]	Ottawa Eastern Ontario	Station sustainment and upgrade	2029	271	80
1 Estimated costs are presented gross of any potential contribution from external parties.
2 The Chatham to Lakeshore Transmission Line Project includes the line and associated facilities and is further discussed in the section “Regulation” and “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario.”
3 The East-West Tie Station Expansion Project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-23 period, and final project in-service expected in 2024.
4 Major portions of the Barrie Area Transmission Upgrade was completed and placed in-service.
5 This Project is part of a two-phase project, which includes the construction of a transmission station and a transmission line to meet the needs of, and is anticipated to be largely funded by, an industrial customer. The Centennial Transmission Station Project, phase 1, includes a new transmission station in St. Thomas and an approximately 2 km, 230 kV double-circuit transmission line between the new transmission station and an existing transmission station in the city. This phase of the project is anticipated to be in service by 2025. Scope and timing of the second phase, an approximately 20 km, 230 kV double-circuit transmission line from London to St. Thomas, is currently under review.
6 The Waasigan Transmission Line Project includes both Phase 1 and Phase 2, inclusive of necessary stations enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects the anticipated completion of Phase 2 in 2027. The first phase of the project is expected to be in-serviced as close to the end of 2025 as possible and is further discussed in the section “Other Developments - Supporting Critical Transmission Infrastructure in Northwestern Ontario”.
7 The St. Clair Transmission Line Project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario.”
8 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.
9 The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review. Durham Kawartha Power Line was previously referred to as the Greater Toronto Area East Line. Northeast Power Line was previously referred to as the Hanmer to Mississagi Line. North Shore Link was previously referred to as the Mississagi to Third Line Line.
10 Major portions of Beck #2 Transmission Station Circuit Breaker Replacement was completed and placed in-service in September 2024. Work on certain minor portions of the project is expected to continue in the fourth quarter of 2024.
11 Major portions of the Bruce B Switching Station Circuit Breaker Replacement were completed and placed in-service.
12 The coordinated project includes both an asset replacement and station expansion. The anticipated in-service dates are between 2026 to 2029.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The Company includes projects when there is a high degree of confidence that the project will go forward and when there is a thorough estimate of the expected expenditures.
The 2024 to 2027 capital estimates were updated during the second quarter of 2024 to reflect the estimated costs of the St. Clair Transmission Line Project that was filed with the OEB on May 28, 2024 through a leave-to-construct application, as well as to reflect the estimated cost of the Chatham to Lakeshore Transmission Line Project submitted as part of the Revenue Requirement Application filed with the OEB on July 12, 2024 (see section "Other Developments - Supporting Critical Transmission Infrastructure in Southwestern Ontario" for further details).
The following tables summarize Hydro One’s annual projected capital investments for 2024 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2024	2025	2026	2027
Transmission[1]	2,039	2,041	1,714	1,464
Distribution	1,093	1,060	938	884
Total capital investments[2]	3,132	3,101	2,652	2,348

By category: (millions of dollars)	2024	2025	2026	2027
Sustainment	1,760	1,618	1,452	1,221
Development[1]	1,116	1,271	1,024	965
Other[3]	256	212	176	162
Total capital investments[2]	3,132	3,101	2,652	2,348
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the JRAP decision.
2 On March 31, 2022, the then Minister of Energy (Minister) directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for the St. Clair Transmission Line and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments - Supporting Critical Transmission Infrastructure in Southwestern Ontario”). On October 23, 2023, the Minister further directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for three priority transmission line projects to meet growing electricity demand in Northeastern and Eastern Ontario. The future capital investments presented do not include capital expenditures of the six additional lines, as Hydro One is currently evaluating the scope and timing of this work.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Net cash from operating activities	616	622	1,897	1,596
Net cash from (used in) financing activities	336	46	643	(205)
Net cash used in investing activities	(799)	(668)	(2,323)	(1,849)
Net change in cash and cash equivalents	153	—	217	(458)
Net cash from operating activities
Net cash from operating activities decreased by $6 million for the three months ended September 30, 2024, compared to the same period in 2023. The decrease was impacted by various factors, including the following:
•decrease in net working capital deficiency primarily attributable to higher accounts receivable balances, lower cost of power payable to the Independent Electricity System Operator (IESO) driven by lower commodity rates charges, partially offset by lower receivables from the IESO due to lower transmission revenues and higher accrued liabilities; and
•changes in regulatory account balances; partially offset by
•higher pre-tax earnings.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Net cash from operating activities increased by $301 million for the nine months ended September 30, 2024, compared to the same period in 2023. The increase was mainly attributable to:
•increase in net working capital deficiency primarily attributable to higher accrued liabilities, higher cost of power payable to the IESO due to higher purchased volumes, and higher accounts receivable;
•changes in regulatory balances; and
•higher pre-tax earnings.
Net cash from (used in) financing activities
Net cash from financing activities increased by $290 million and $848 million for the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. This was impacted by various factors, including the following:
Sources of cash
•the Company issued $1,216 million and $2,016 million of long-term debt in the three and nine months ended September 30, 2024, respectively, compared to $425 million and $1,475 million issued in the same periods last year.
•the Company received proceeds of $705 million and $2,300 million from the issuance of short-term notes in the three and nine month periods ended September 30, 2024, respectively, compared to $2,120 million and $5,480 million received in the same periods last year.
Uses of cash
•the Company repaid $1,375 million and $2,370 million of short-term notes in the three and nine month periods ended September 30, 2024, respectively, compared to $2,295 million and $5,930 million repaid in the same periods last year.
•the Company repaid $nil and $700 million of long-term debt in the three and nine month periods ended September 30, 2024, compared to $nil and $731 million paid in the same periods last year.
•common share dividends paid in the three and nine month periods ended September 30, 2024 were $203 million and $566 million, respectively, compared to dividends of $176 million and $517 million paid in the same periods last year.
Net cash used in investing activities
Net cash used in investing activities increased by $131 million and $474 million for the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023 primarily due to higher capital investments. See section “Capital Investments” for comparability of capital investments made by the Company during the three and nine months ended September 30, 2024 compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
As at September 30, 2024, Hydro One had $210 million in commercial paper borrowings outstanding, compared to $279 million outstanding at December 31, 2023. The Company also has committed, unsecured, and revolving credit facilities (Operating Credit Facilities) with a total available balance of $3,050 million as at September 30, 2024. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2024, Hydro One increased the committed amount under the Operating Credit Facilities by $750 million and the maturity date was extended from 2028 to 2029. No amounts were drawn on the Operating Credit Facilities as at September 30, 2024 or December 31, 2023. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
As at September 30, 2024, the Company had long-term debt outstanding in the principal amount of $16,320 million. The majority of long-term debt issued by Hydro One has been issued under its Medium-Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2025 and 2064, and as at September 30, 2024, had a weighted-average term to maturity of approximately 13.9 years (December 31, 2023 - 14.0 years) and a weighted-average coupon rate of 4.3% (December 31, 2023 - 4.2%).
In February 2024, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Upon issuance of the short form base shelf prospectus in February 2024, the Company does not qualify for the distribution of any additional notes under the previous MTN Program prospectus that was filed in June 2022.

3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Compliance
As at September 30, 2024, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
On June 10, 2024, S&P Global Ratings upgraded the Company’s long-term debt rating to "A" from "A-", and its commercial paper rating to "A-1 (Mid)" from "A-1 (Low)". In addition, the outlook on the ratings was revised to stable from positive.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at September 30, 2024 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	16,320	750	1,325	1,300	12,945
Long-term debt - interest payments	9,954	694	1,285	1,190	6,785
Short-term notes payable	210	210	—	—	—
Pension contributions[1]	475	81	180	189	25
Environmental and asset retirement obligations	108	23	10	2	73
Outsourcing and other agreements	132	65	42	12	13
Capital agreements	257	67	183	7	—
Lease obligations	59	16	29	13	1
Long-term software/meter agreement	30	8	20	2	—
Total contractual obligations	27,545	1,914	3,074	2,715	19,842

Other commercial commitments (by year of expiry)
Operating Credit Facilities	3,050	—	—	3,050	—
Letters of credit[2]	171	171	—	—	—
Guarantees[3]	475	475	—	—	—
Total other commercial commitments	3,696	646	—	3,050	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2023 and filed on September 23, 2024.
2 Letters of credit consist of $157 million letters of credit related to retirement compensation arrangements, a $7 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
REGULATION
DTA
On April 8, 2021, the OEB rendered a decision approving the recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period from July 1, 2021 to June 30, 2023 (DTA Recovery period). In addition, the DTA Implementation Decision required that Hydro One adjust transmission revenue requirement and the base distribution beginning January 1, 2022 to eliminate any further tax savings flowing to customers. The DTA Implementation Decision had no impact on FFO4 for the three and nine months ended September 30, 2024 (2023 - increase of $nil and $67 million, respectively) as the DTA Recovery period ceased on June 30, 2023.

4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Incremental Cloud Computing Implementation Costs Deferral Account
On November 2, 2023, the OEB established an industry-wide generic deferral account, effective December 1, 2023. This account allows rate-regulated entities, including electricity distributors and transmitters, to record cloud computing implementation costs incurred that are incremental to amounts embedded in base rates as well as any related offsetting savings, if applicable, in a regulatory account for future recovery subject to the approval of the OEB. On March 6, 2024, the OEB commenced a hearing that will consider matters related to the Incremental Cloud Computing Implementation Costs deferral account, including what type of interest rate, if any, should apply. As at September 30, 2024, the Company has not recorded any amounts in this account, however it is assessing the potential impact of establishing the account for future periods.
B2M LP
On May 23, 2024, Hydro One Networks, on behalf of B2M LP, submitted B2M LP’s five-year Transmission Revenue Requirement Application for the period of 2025 to 2029. B2M LP is seeking an average revenue requirement of $37.9 million per year over the 5-year period. On October 21, 2024, a settlement proposal was filed with the OEB and is currently awaiting OEB approval. The settlement proposal accepted the rate making framework proposed by B2M LP but includes a 3% reduction in the proposed OM&A along with a compounding 0.15% OM&A reduction factor.
NRLP
On May 23, 2024, Hydro One Networks, on behalf of NRLP, submitted NRLP’s five-year Transmission Revenue Requirement Application for the period of 2025 to 2029. NRLP is seeking an average revenue requirement of $8.9 million per year over the 5-year period. On October 21, 2024, a settlement proposal was filed with the OEB and is currently awaiting OEB approval. The settlement proposal accepted the rate making framework proposed by NRLP but includes a 3% reduction in the proposed OM&A along with a compounding 0.15% OM&A reduction factor.
Chatham x Lakeshore Limited Partnership
On July 12, 2024, Hydro One Networks, on behalf of Chatham x Lakeshore Limited Partnership (CLLP), submitted CLLP’s five-year Transmission Revenue Requirement Application for the period of 2025 to 2029, seeking an average revenue requirement of $16.6 million per year over the 5-year period.
Building Broadband Faster Act, 2021
In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 (BBFA) that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act, 1998 (OEBA) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The BBFA Guideline and two regulations informing the legislative changes were also published in 2021, with a third regulation on annual wireline attachment rate for telecommunications carriers issued in December 2021. The most recent Order and Decision from the OEB in November 2022 adjusts the annual wireline attachment rate to $36.05 per attacher per pole.
In March 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure.
A regulation regarding electricity infrastructure and designated broadband projects under the OEBA (O.Reg. 410/22) came into force on April 21, 2022. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. On March 28, 2023, the Province amended the OEBA (O.Reg. 410/22) with respect to performance timelines associated with designated broadband projects.
On August 14, 2023, the third edition of the BBFA Guideline was issued with amendments providing additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work.
The Company, in conjunction with the OEB and other stakeholders, has developed and implemented an appropriate regulatory framework that meets the government’s objectives, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs.
On October 31, 2024, the Ministry of Infrastructure announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project. A portion of the subsidies is expected to be used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
OTHER DEVELOPMENTS
Northern Ontario Voltage Study
In December 2023, the IESO published its Northern Ontario Voltage Study Report (Bulk System Reactive Requirements in Northern Ontario), which recommended installation of reactive compensation devices at several stations in Northern Ontario to address both current and future system conditions that are expected once new Northern transmission lines are in-service. This study includes projects being developed by Hydro One, including: the East-West Tie Station Expansion, the Waasigan Transmission Line, the Northeast Power Line (previously referred to as the Hanmer to Mississagi Line), and the North Shore Link (previously referred to as Mississagi to Third Line Line).
In March 2024, the Company received a letter from the IESO recommending Hydro One proceed with the implementation of the reactive devices, in line with the timelines identified by the IESO. The Company is currently assessing the impact of this letter.
Chapleau Public Utilities Corporation (Chapleau Hydro) Purchase Agreement
On April 18, 2024, the OEB issued its decision approving Hydro One Networks’ application to acquire Chapleau Hydro, an electricity distribution company located in the Township of Chapleau. On July 31, 2024, Hydro One Networks completed the acquisition of the business and distribution assets of Chapleau Hydro for a purchase price of approximately $2.3 million, subject to adjustments. The final closing adjustments are expected to be finalized within approximately 120 days after completion of the acquisition.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
Chatham to Lakeshore Transmission Line Project
On November 24, 2022, the OEB issued its Decision and Order granting Hydro One Networks leave to construct the Chatham to Lakeshore Transmission Line Project, with standard conditions of approval.
On April 22, 2024, CLLP was formed to own and operate the transmission line. On April 26, 2024, Hydro One Networks, on behalf of CLLP, filed an application with the OEB requesting certain approvals, including obtaining an electricity transmission licence and approval to sell assets related to the Chatham to Lakeshore Transmission Line Project to CLLP. On July 25, 2024, the OEB issued its Decision and Order approving this application.
St. Clair Transmission Line Project
In March 2022, the Province issued an Order in Council with a directive from the Minister to the OEB, requiring Hydro One Networks to develop and seek approvals for the St. Clair Line, a 230 kV line from Lambton Transmission Station to Chatham Switching Station. In response to the directive, the OEB amended Hydro One Networks’ transmission license in April 2022 to develop and seek approval for the St. Clair Transmission Line Project. On May 28, 2024, Hydro One Networks filed a leave-to-construct application seeking OEB approval of the project. The total project is expected to cost approximately $472 million, with $335 million attributable to transmission line work and $137 million attributable to station costs. The project is expected to be in service by 2028.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
In 2013, the Province issued an Order in Council with a directive from the Minister to the OEB, requiring Hydro One Networks to develop and seek approvals for the Northwest Bulk Transmission Line (now the Waasigan Transmission Line). In response to the 2013 directive, the OEB amended Hydro One Networks’ transmission license in 2014 to develop and seek approval for the project.
On April 25, 2023, the Company received a letter from the IESO confirming the need for reliable electricity in Northwestern Ontario. In this letter, the IESO recommends that Phase 2 of the Waasigan Transmission Line Project, a single-circuit 230 kV transmission line between Mackenzie Transmission Station in the Town of Atikokan and Dryden Transmission Station in the City of Dryden, should be in-serviced as soon as practically possible following Phase 1 of the project. This follows an IESO letter received in May 2022 in which it recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible.
On July 31, 2023, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Waasigan Transmission Line Project. On November 9, 2023, an Environmental Assessment was filed with the Ministry of Environment Climate and Parks for review and approval, which incorporated both phases of the project. On April 16, 2024, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval.
Hydro One has agreements with nine First Nation communities providing them the opportunity to acquire 50% ownership in the transmission line component of the project.
On September 26, 2024, Hydro One received approval from the Ministry of Environment, Conservation and Parks on the final Environmental Assessment Report for the Waasigan Transmission Line project.

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the then Ministry of Energy announced a proposal to take certain actions to facilitate the timely development of three transmission projects across Northeastern and Eastern Ontario (see section "Major Transmission Capital Investment Projects"). On October 23, 2023, the Minister directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for the three priority transmission line projects noted above. On November 14, 2023, further to the Minister’s Directive, the OEB amended Hydro One’s electricity transmission licence to require it to develop and seek approvals for these projects in accordance with the recommendations of the IESO.
The Ministry of Energy and Electrification (Ministry) is proposing, subject to required approvals, to declare the Wawa to Porcupine line as a priority project and designate Hydro One Networks, in partnership with the Wabun Tribal Council, its members and Missanabie Cree First Nation, as the transmitter. These actions are intended to facilitate the timely development of a new 230 kV, 260 km transmission line in Northeastern Ontario from the Wawa Transformer Station to the Porcupine Transformer Station to be in service for 2030. The Ministry posted the proposal on August 1, 2024 and the proposal was open for a 45 day consultation period ending September 15, 2024. Comments received from the consultation period will help inform the Ministry’s decision regarding the proposal to designate Hydro One Networks, in partnership with the Wabun Tribal Council, its members and Missanabie Cree First Nation.
Sustainability Report
The Hydro One Limited 2023 Sustainability Report entitled “A Better and Brighter Future For All: Enabling the Energy Transition” is available on the Company’s website at www.hydroone.com/sustainability.
The 2023 Sustainability Report highlights Hydro One’s role in enabling the energy transition in Ontario and electrifying the province. The report discloses the Company’s environmental, social and governance performance, along with disclosures related to its public sustainability commitments.
HYDRO ONE EXECUTIVE LEADERSHIP TEAM
On March 20, 2024, Hydro One announced the appointment of Renée McKenzie as Executive Vice President (EVP), Digital and Technology Solutions, effective March 25, 2024.
On June 3, 2024, Hydro One announced the appointment of Harry Taylor as EVP, Chief Financial and Regulatory Officer (CFRO), effective June 10, 2024. On June 9, 2024, Chris Lopez resigned from his role as EVP, CFRO of Hydro One. Chris Lopez remained with Hydro One as a Senior Advisor until June 30, 2024.

NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow, and revenues, net of purchased power, to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power, are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to the common shareholder. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2024	2023	2024	2023
Net cash from operating activities	616	622	1,897	1,596
Changes in non-cash balances related to operations	26	2	(127)	81
Distributions to noncontrolling interest	(2)	(2)	(8)	(8)
FFO	640	622	1,762	1,669
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Revenues	2,181	2,019	2,158	1,966	1,923	1,845	2,065	1,851
Less: Purchased power	1,047	940	1,096	990	854	798	1,010	895
Revenues, net of purchased power	1,134	1,079	1,062	976	1,069	1,047	1,055	956

Quarter ended (millions of dollars)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Distribution revenues	1,551	1,436	1,605	1,459	1,329	1,285	1,509	1,370
Less: Purchased power	1,047	940	1,096	990	854	798	1,010	895
Distribution revenues, net of purchased power	504	496	509	469	475	487	499	475
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	September 30, 2024	December 31, 2023
Short-term notes payable	210	279
Add: bank indebtedness	—	17
Less: cash and cash equivalents	(217)	—
Long-term debt (current portion)	750	700
Long-term debt (long-term portion)	15,543	14,286
Total debt (A)	16,286	15,282

Shareholder's equity (excluding noncontrolling interest)	12,379	11,981
Total debt plus shareholder's equity (B)	28,665	27,263

Debt-to-capitalization ratio (A/B)	56.8%	56.1%

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholder, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Net income attributable to common shareholder	374	296	297	181	359	267	285	181
Income tax expense	59	57	53	13	37	66	66	41
Financing charges	154	155	147	145	142	141	134	125
Earnings before income taxes and financing charges attributable to common shareholder	587	508	497	339	538	474	485	347

Twelve months ended (millions of dollars)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Earnings before income taxes and financing charges attributable to common shareholder (A)	1,931	1,882	1,848	1,836	1,844	1,836	1,804	1,825

Quarter ended (millions of dollars)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Financing charges	154	155	147	145	142	141	134	125
Capitalized interest	24	22	19	18	20	18	15	16
Financing charges and capitalized interest	178	177	166	163	162	159	149	141

Twelve months ended (millions of dollars)	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Financing charges and capitalized interest (B)	684	668	650	633	611	586	561	541

Earnings coverage ratio = A/B	2.8	2.8	2.8	2.9	3.0	3.1	3.2	3.4
RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.1% ownership as at September 30, 2024. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB and Acronym Solutions Inc. (Acronym) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2024 and 2023:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2024	2023	2024	2023
IESO	Power purchased	616	451	1,917	1,596
	Revenues for transmission services	625	589	1,754	1,694
	Amounts related to electricity rebates	301	199	908	628
	Distribution revenues related to rural rate protection	64	63	190	187
	Distribution revenues related to Wataynikaneyap Power LP	29	14	89	41
	Distribution revenues related to supply of electricity to remote northern communities	12	12	36	35
	Funding received related to Conservation and Demand Management programs	—	—	1	1
OPG	Power purchased	3	5	14	12
	Distribution revenues related to provision of services and supply of electricity	1	1	4	4
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Capital contribution received from OPG	1	1	2	4
	Costs related to the purchase of services	1	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	3	3	9	9
Hydro One Limited	Dividends paid	203	176	566	517
	Cost recovery for services provided	2	3	8	8
	Stock-based compensation costs	2	1	5	4
Acronym	Services received – costs incurred	6	8	22	23
	Revenues for services provided	1	1	2	2

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2023 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2024 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Accounting Guidance To Be Adopted In 2024

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-07	November 2023	The amendments improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses.	Fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	The Company will disclose the title and position of its Chief Operating Decision Maker (CODM), and elaborate on how the CODM uses information provided to assess segment performance and allocate resources.
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Accounting Standards Codification (Codification). Many of the amendments allow users to more easily compare entities subject to the US Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	Under assessment

16

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Forward-looking information in this document is based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate and revenue requirement applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs, funding sources and in-service and completion dates; contractual obligations and other commercial commitments; the BBFA and expected impacts; expectations regarding the Ministry of Infrastructure’s subsidies program to ISPs and its results; the Company’s assessment of recovery and impacts related to the OEB-established generic variance and deferral accounts; expectations regarding the OEB hearing related to the Incremental Cloud Computing Implementation Costs deferral account; future pension plan contributions, including estimates of total Company pension contributions beyond 2024 up to 2029; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; recent accounting-related guidance and expected impacts; and the Company’s acquisitions and final closing adjustments. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “would,” “believe,” “seek,” “estimate,” “goal,” “aim,” “target,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One Limited and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex IT and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

17

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and nine months ended September 30, 2024 and 2023
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

18